Exhibit 12(e)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

							Predeces-
	Successor (a)						sor (b)
	6 Months	Year	Year	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Jun. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,
	2015	2014	2013	2012	2011	2010	2010
Earnings, as defined:
Income Before Income Taxes	$188	$355	$360	$215	$282	$55	$218
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)	(2)	(1)	(1)	33	(1)		(4)
	186	354	359	248	281	55	214

Total fixed charges as below	40	80	73	72	73	11	71

Total earnings	$226	$434	$432	$320	$354	$66	$285

Fixed charges, as defined:
Interest charges (d)	$38	$77	$70	$69	$70	$10	$69
Estimated interest component of
operating rentals	2	3	3	3	3	1	2

Total fixed charges	$40	$80	$73	$72	$73	$11	$71

Ratio of earnings to fixed charges	5.7	5.4	5.9	4.4	4.8	6.0	4.0

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.

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